UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Information to be Included in Statements Filed Pursuant to
Rule 13d-11(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

Securities Exchange Act of 1934
(Amendment No. __)

EVERGREEN ENERGY INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

30024B203
(CUSIP Number)

William Laughlin
General Counsel
Evergreen Energy Inc.
1225 17th Street, Ste. 1300
Denver, CO 80202-5506
(303) 293-2992

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 4 pages

CUSIP No. 30024B203	13D	Page 2 of 4 Pages

1.	Names of Reporting Persons. Ilyas Khan ECK & Partners Holdings Limited (“ECK”) Crosby Special Situations Fund (“CSSF”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[ ]

6.	Citizenship or Place of Organization Ilyas Khan – British citizen; ECK – British Virgin Islands; CSSF – Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,238,150
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,238,150
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,238,150
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 6.2%
14.	Type of Reporting Person (See Instructions) IN

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CUSIP No. 30024B203	13D	Page 3 of 4 Pages

Item 1.	Security and Issuer

This statement relates to warrants to purchase the Common Stock, $0.001 par value per share (the “Common Stock”), of Evergreen Energy Inc. (the “Issuer”).  The Issuer’s principal executive offices are located at 1225 17th Street, Ste. 1300, Denver, CO 80202-5506.

Item 2.	Identity and Background

The persons filing this statement are Ilyas Khan, a resident of the United Kingdom, ECK & Partners Holdings Limited, a British Virgin Islands company, and Crosby Special Situations Fund, a Cayman Islands company.  Mr. Khan is Chairman and owner of approximately 88% of ECK which is the sole owner of CSSF.   The address of Mr. Khan is 4 Old Park Lane, London, UK, W1K 1QW.  The principal offices of ECK and CSSF are located at 18/F, Fairmont House, 8 Cotton Tree Drive, Central, Hong Kong.  Mr. Khan is a British citizen and his principal occupation is serving as the Chairman of the Issuer.  ECK and CSSF are principally in the business of  consulting on business transactions and making private investments.

During the last five years, neither Mr. Khan, ECK, nor CSSF has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in the company being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

CSSF acquired the warrants to purchase 1,238,150 shares of Common Stock pursuant to a professional services agreement with the Evergreen Energy Inc.   In the event such warrants are exercised, CSSF will use its working capital to purchase the shares of Common Stock in the total amount of $1,166,956.38.

CSSF did not acquire the warrants beneficially owned by it using funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting such warrants to purchase Common Stock.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the shares of Common Stock beneficially owned by it for investment purposes.  The Reporting Persons have no current plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

CSSF directly beneficially owns warrants to purchase 1,238,150 shares of Common Stock.   If all of such warrants were exercised, the underlying Common Stock would represent approximately 6.2% of the Issuer’s outstanding shares.  Mr. Khan and ECK have an indirect beneficial ownership of such securities based on their respective control of CSSF.

Mr. Khan, ECK and CSSF are not part of a group and have the sole power to vote and dispose of the shares.

Except as described herein, neither Mr. Khan, ECK nor CSSF has effected any other transactions in the Issuer’s common stock during the last 60 days.

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CUSIP No. 30024B203	13D	Page 4 of 4 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are currently no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any other securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

None.
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 8 , 2011
(Date)
ILYAS KHAN

/s/ Ilyas Khan

ECK & PARTNERS HOLDINGS LIMITED BVI

By: /s/ Ilyas Khan
Ilyas Khan

CROSBY SPECIAL SITUATIONS FUND

By: /s/ Ilyas Khan
Ilyas Khan

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